Exhibit 99.1

To announce the record date of the replacement of share certificates for capital reduction

1.Date of the board of directors resolution:2007/08/23

2.Record date of the capital reduction:NA

3.Operations plan for replacement of share certificates for the capital reduction:

According to the June 11, 2007 UMC General Shareholders’ Meeting Resolution and the Operating Rules of the Taiwan Stock Exchange Corporation, UMC set the following procedure to carry out this capital reduction operation.

I.	The name, shares, par value and amount of the securities in this plan:

1.	Name of shares: United Microelectronics Corporation

2.	Shares to be converted: 18,952,184,690 common shares with par value of NT$10, amounted NT$189,521,846,900.

3.	Shares and amount of the capital reduction: 5,739,357,807 shares with par value of NT$10, amounted NT$57,393,578,070.

4.	Capital reduction ratio: 30.283357% (302.83357shares will be reduced per 1,000 shares).

5.	Shares and amount after the reduction: 13,212,826,883 shares with the par value of NT$10, amounted NT$132,128,268,830.

6.	The conversion percentage of the capital reduction is 69.716643%, that is, every 1,000 shares will be converted into 697.16643 shares, calculated by each registered shareholder’s share on the record date of the replacement of share certificates (“record date”). If a portion of the converted share does not amount to one full share, the shareholder can arrange to pool their fractional shares to form one full share and register it within 5 days after the record date. Shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the par value that they represent, with calculations rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining fractional shares will be designated for subscription at par value by individuals specified by the Chairman.

7.	Afterwards, if any affairs, such as shares the buyback or cancellation or exercise of employee stock options, cause any difference in the shares outstanding and thereby changes the ratios for cash returned, authorize the Chairman or individuals assigned by the Chairman to proceed with the related affairs.

II.	The newly issued shares will be in the scripless form and follow the related laws and regulations.

III.	The newly issued shares will have the same rights and obligations as the original reduced shares.

IV.	Place of conversion:

Securities Dealing Institution: Horizon Securities Co., Ltd.,

Stock Registration Department

Address: 3F, No.236 Hsin-Yi Rd. Sec.4

Taipei, Taiwan

Tel: (02)23268818

V.	Schedule:

1.	Last registration date: 2007/09/21 (For private settlement, the last registration date is also 2007/09/21)

2.	Close period: 2007/09/26-2007/10/08

3.	Trading suspension period: 2007/09/20-2007/10/08

4.	Record date: 2007/09/30

5.	Conversion date: 2007/10/09

6.	Issuance date of new shares and cancellation of the original cancelled shares: 2007/10/09

VI.	Conversion Procedure:

1.	The Securities Dealing Institution of UMC will mail a notice to each shareholder to apply the share conversion.

2.	Conversion of the registered share certification: If a shareholder holds the physical share certificates, please deposit the certificates to a centralized custody account before 2007/09/19. If not, please prepare the following items and apply for the conversion with the Securities Dealing Institution listed in section IV.

A.Share Certificate

B.Notice

C.Registered Chop

D.Securities Passbook

3.	Conversion of the share certificates to be registered: The shareholders with such certificates should first register with the Securities Dealing Institution listed in section IV, and then complete the conversion application to apply for the share conversion. Please prepare:

A.Share Certificate

B.Notice

C.Original Purchase Report, Stock Delivery Voucher and Certificate of Securities Transaction Tax

D.Front and back copy of ID and registered chop

E.Securities Passbook

4.	The conversion process will be performed automatically for shareholders with shares in the accounts of centralized custody.

VII.	After the plan is approved by Taiwan Stock Exchange Corporation and Financial Supervisory Commission and before the record date, the Company will submit the related documentation, required by the Operating Rules of the Taiwan Stock Exchange Corporation, to Taiwan Stock Exchange Corporation and publish on the Market Observation Post System.

VIII.	Any affairs not specified in this plan will follow the Company Law and other related regulations.

4.Record date of the replacement of share certificates:2007/09/30

5.Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original reduced shares.

6.Anticipated listing date for the new shares: 2007/10/09

7.Any other matters that need to be specified:

(1)The 2007 AGM of the company held on 2007/06/11 had authorized chairman to approve the record date of the replacement of share certificates.

(2)The record date of the replacement of share certificates (effective date) for ADR is 2007/10/08, and no suspension required.

Exhibit 99.2

To announce the registration of capital reduction, the effect on the company’s financial report and the share conversion operations plan

1.Date of the Competent Authority’s approval of the capital reduction:2007/08/06

2.Date of completion of capital amendment registration:2007/08/21

3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$189,521,846,900; the shares outstanding are 17,780,114,848 shares; based on 96Q1 net income of NT$1,458,689,987; return on equity is 0.50% and book value per share is NT$16.53.

(2)After the capital reduction: The paid-in capital is NT$132,128,268,830; the shares outstanding are 12,395,699,137 shares; based on 96Q1 net income of NT$1,458,689,987; return on equity is 0.55% and book value per share is NT$19.36.

(3)The effect is based on the financial report of 96Q1 and the impact of treasury stocks retirement.

4.Share conversion operations plan:

According to the June 11, 2007 UMC General Shareholders’ Meeting Resolution and the Operating Rules of the Taiwan Stock Exchange Corporation, UMC set the following procedure to carry out this capital reduction operation.

I.	The name, shares, par value and amount of the securities in this plan:

1.	Name of shares: United Microelectronics Corporation

2.	Shares to be converted: 18,952,184,690 common shares with par value of NT$10, amounted NT$189,521,846,900.

3.	Shares and amount of the capital reduction: 5,739,357,807 shares with par value of NT$10, amounted NT$57,393,578,070.

4.	Capital reduction ratio: 30.283357% (302.83357shares will be reduced per 1,000 shares).

5.	Shares and amount after the reduction: 13,212,826,883 shares with the par value of NT$10, amounted NT$132,128,268,830.

6.	The conversion percentage of the capital reduction is 69.716643%, that is, every 1,000 shares will be converted into 697.16643 shares, calculated by each registered shareholder’s share on the record date of the replacement of share certificates (“record date”). If a portion of the converted share does not amount to one full share, the shareholder can arrange to pool their fractional shares to form one full share and register it within 5 days after the record date. Shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the par value that they represent, with calculations rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining fractional shares will be designated for subscription at par value by individuals specified by the Chairman.

7.	Afterwards, if any affairs, such as shares the buyback or cancellation or exercise of employee stock options, cause any difference in the shares outstanding and thereby changes the ratios for cash returned, authorize the Chairman or individuals assigned by the Chairman to proceed with the related affairs.

II.	The newly issued shares will be in the scripless form and follow the related laws and regulations.

III.	The newly issued shares will have the same rights and obligations as the original reduced shares.

IV.	Place of conversion:

Securities Dealing Institution: Horizon Securities Co., Ltd.,

Stock Registration Department

Address: 3F, No.236 Hsin-Yi Rd. Sec.4

Taipei, Taiwan

Tel: (02)23268818

V.	Schedule:

1.	Last registration date: 2007/09/21 (For private settlement, the last registration date is also 2007/09/21)

2.	Close period: 2007/09/26-2007/10/08

3.	Trading suspension period: 2007/09/20-2007/10/08

4.	Record date: 2007/09/30

5.	Conversion date: 2007/10/09

6.	Issuance date of new shares and cancellation of the original cancelled shares: 2007/10/09

VI.	Conversion Procedure:

1.	The Securities Dealing Institution of UMC will mail a notice to each shareholder to apply the share conversion.

2.	Conversion of the registered share certification: If a shareholder holds the physical share certificates, please deposit the certificates to a centralized custody account before 2007/09/19. If not, please prepare the following items and apply for the conversion with the Securities Dealing Institution listed in section IV.

A.Share Certificate

B.Notice

C.Registered Chop

D.Securities Passbook

3.	Conversion of the share certificates to be registered: The shareholders with such certificates should first register with the Securities Dealing Institution listed in section IV, and then complete the conversion application to apply for the share conversion. Please prepare:

A.Share Certificate

B.Notice

C.Original Purchase Report, Stock Delivery Voucher and Certificate of Securities Transaction Tax

D.Front and back copy of ID and registered chop

E.Securities Passbook

4.	The conversion process will be performed automatically for shareholders with shares in the accounts of centralized custody.

VII.	After the plan is approved by Taiwan Stock Exchange Corporation and Financial Supervisory Commission and before the record date, the Company will submit the related documentation, required by the Operating Rules of the Taiwan Stock Exchange Corporation, to Taiwan Stock Exchange Corporation and publish on the Market Observation Post System.

VIII.	Any affairs not specified in this plan will follow the Company Law and other related regulations.

5.Any other matters that need to be specified:

(1)The Company received the SPA authorization letter on 2007/08/23.

(2)Such share conversion operations plan will be submitted by the company to Taiwan Stock Exchange Corporation and Financial Supervisory Commission for approval.

(3)The record date of the replacement of share certificates (effective date) for ADR is 2007/10/08, and no suspension required.